EXHIBIT 99.1

Aeterna Zentaris Announces Proposed Public Offering of Common Shares and Warrants	Press Release For immediate release

Québec City, Canada, March 5, 2015 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”) today announced that it has commenced an underwritten public offering (the “Offering”) of units (the “Units”). Units will consist of common shares, Series A warrants to purchase common shares (the “Series A Warrants”) and Series B warrants to purchase common shares (the “Series B Warrants”). Investors whose purchase of Units in the Offering would result in them beneficially owning more than the initial beneficial ownership limitation to be included in the Warrants following the consummation of the Offering will have the opportunity to acquire Units with Series C pre-funded warrants substituted for any common shares they would have otherwise acquired over the initial beneficial ownership limitation, paying the same price per Unit. The pricing and number of Units as well as the exercise price and duration of the Series A Warrants and Series B Warrants will be determined in the course of marketing.

Canaccord Genuity Inc. is acting as sole manager for the proposed Offering. The proposed Offering is subject to customary conditions, including the approval of The NASDAQ Stock Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”), and there can be no assurance as to whether or when the proposed Offering may be completed, or as to the actual size or terms of the Offering. The Company has no intention of listing either series of Warrants on the NASDAQ or TSX.

The Offering is being conducted pursuant to the Company’s effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”), its corresponding Canadian base shelf prospectus and an exemption from the Autorité des marches financiers permitting the Company to offer common shares, warrants and such other securities specified therein in the United States. The proposed Offering will be made only by means of a preliminary prospectus supplement, a final prospectus supplement and the accompanying short form base shelf prospectus. When available, copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying short form base shelf prospectus may be obtained upon request by contacting the Syndicate department of Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110, or by telephone/email at (800) 225-6201/prospectus@canaccordgenuity.com. Electronic copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying short form base shelf prospectus will also be available free of charge at www.sedar.com and www.sec.gov, respectively.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health. For more information, visit www.aezsinc.com.

Forward Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the US Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Contact:

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com